SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

ROBOMATIX TECHNOLOGIES LTD.

1 Azrieli Center
Tel Aviv, 67021
Israel

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F___X___	Form 40-F______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No___X___

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Robomatix Technologies Announces Financial Results for the

Three Months Ended March 31, 2002

TEL AVIV, Israel, December 4 /PRNewswire/ -- Robomatix Technologies Ltd. (OTC Bulletin Board: RBMXF), a holding company, announced today its financial results for the first quarter of year 2002. As used herein, "Robomatix" or "Company" refers to Robomatix Technologies Ltd. and its consolidated subsidiaries, unless the context suggests otherwise or when we refer to a specific subsidiary.

Robomatix currently holds, through a wholly owned subsidiary, all of the outstanding share capital of Franz Kalff GmbH, a German company engaged in the business of manufacturing through contractors, marketing and sale of first aid kits primarily for the automotive industry. Additionally, Robomatix holds indirect interests in eLady Ltd., a Japanese Internet commerce portal for women, and direct interests in Leader Tech Ltd., an Israeli company that purchases and invests in companies in the field of venture capital and technology. The Company's principal objective is the acquisition of substantial interests in, and the promotion of, technology-based, Internet, communication and other operating businesses or companies. Robomatix's holdings in non-technology-based companies, such as Franz Kalff, allow it to diversify the Company's business activities and thereby lessen its reliance on any particular industry sector. Due to the current market conditions, the Company's ability to successfully achieve its goals is dependent on its ability to raise or borrow additional funds.

Sales for the first quarter of 2002 were $3.3 million, compared to sales of $4.3 million in the first quarter of 2001. Gross margins for the first quarter of 2002 were 19.9%, compared to 19.9% for the first quarter of 2001.

Selling, general and administrative expenses in the first three months of 2002 decreased to $0.46 million from $0.61 million in the first three months of 2001.

The Company reported a net income for the first quarter of 2002 of $0.19 million, or $0.01 per share. This compares to a net loss of $0.055 million, or $0.005 per share in the first quarter of 2001.

Forward Looking Statements

Certain statements contained in this press release are forward-looking statements that involve risks and uncertainties. The statements contained herein that are not purely historical are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements deal with the Company's current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms like "believes," "does not believe," "plans," "expects," "intends," "estimates," "anticipates" and other phrases of similar meaning are considered to imply uncertainty and are forward-looking statements.
Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to differ materially from what is currently anticipated. Factors that could cause or contribute to such differences include those discussed from time to time in reports filed by the Company with the Securities and Exchange Commission. The Company cannot guarantee its future results, levels of activity, performance or achievements.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

                                                                            March 31,           December 31,
                                                                              2002                  2001
                                                                           Unaudited
 ASSETS

 CURRENT ASSETS:
 Cash and cash equivalents                                                 $  1,249              $    327
 Trade receivables (net of allowance for doubtful accounts of
 $58 and $61 at March 31, 2002 and December 31, 2001, respectively)           1,593                 1,252
 Other accounts receivable and prepaid expenses                                 119                   201
 Inventories                                                                  1,110                 2,255
                                                                           --------              --------

 Total current assets                                                         4,071                 4,035
                                                                           --------              --------

 LONG-TERM INVESTMENTS                                                        2,881                 2,881
                                                                           --------              --------

 PROPERTY, PLANT AND EQUIPMENT, NET                                           3,429                 3,494
                                                                           --------              --------

 DEFERRED TAXES                                                               2,417                 2,516
                                                                           --------              --------

 Total assets                                                              $ 12,798              $ 12,926
                                                                           ========              ========

                                                                           March 31,           December 31,
                                                                             2002                  2001
                                                                          Unaudited
 LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
 Short-term bank credit                                                 $          -            $      319
 Current maturities of long-term loan                                            596                   577
 Trade payables                                                                  950                   930
 Other accounts payable and accrued expenses                                   1,408                 1,337
                                                                            --------              --------

 Total  current liabilities                                                    2,954                 3,163
                                                                            --------              --------

 LONG-TERM LIABILITIES:
 Long-term loan, net of current maturities                                     3,865                 3,936
 Accrued severance pay                                                           472                   477
                                                                            --------              --------

                                                                               4,337                 4,413
                                                                            --------              --------

 SHAREHOLDERS' EQUITY:
 Share capital -
 Ordinary shares of NIS 1.46 par value:
 Authorized: 30,000,000 shares at June 30, 2002 and
 December 31, 2001; Issued and outstanding: 13,599,626 shares
 at June 30, 2002 and December 31, 2001                                        5,649                 5,649
 Additional paid-in capital                                                   29,524                29,524
 Accumulated other comprehensive loss                                           (105)                  (69)
 Accumulated deficit                                                         (29,561)              (29,754)
                                                                            --------              --------

 Total shareholders' equity                                                    5,507                 5,350
                                                                            --------              --------

 Total liabilities and shareholders' equity                                 $ 12,798              $ 12,926
                                                                            ========              ========

                                                                    Three months ended               Year ended
                                                                        March 31,                   December 31,
                                                                  2002              2001                2001
                                                                        Unaudited
Sales
Cost of sales                                                    $  3,378       $ *)  4,256         $ *)  8,226
                                                                    2,707             3,475               6,322
                                                               ----------        ----------          ----------

Gross profit                                                          671               781               1,904

Selling and marketing expenses                                        129         *)    176            *)   566
General and administrative expenses                                   332               435               1,762
                                                               ----------        ----------          ----------

Operating income (loss)                                               210               170                (424)
Impairment of long-term investments                                     -                 -              (1,390)
Other income (expenses)                                                72               (13)                362
Financial expenses, net                                               (24)              (63)               (284)
                                                               ----------        ----------          ----------

Income (loss) from continuing operations before
taxes on income                                                       258                94              (1,736)
Taxes on income                                                        65               149                  88
                                                               ----------        ----------          ----------

Net income (loss)                                              $      193          $    (55)           $ (1,824)
                                                               ==========        ==========          ==========

Basic and diluted net earnings (loss) per share
(in U.S. dollars)                                              $     0.01          $ (0.005)           $  (0.13)
                                                               ==========        ==========          ==========

Weighted average number of shares used in computing
basic earnings (loss) per share                                13,599,626        12,741,798          13,520,722
                                                               ==========        ==========          ==========

Weighted average number of shares used in computing
diluted earnings (loss) per share                              13,599,626        12,741,798          13,587,389
                                                               ==========        ==========          ==========

*) Reclassified.

Robomatix Technologies Announces Financial Results for the Six Months Ended
June 30, 2002

TEL AVIV, Israel, December 4 /PRNewswire/ -- Robomatix Technologies Ltd. (OTC Bulletin Board: RBMXF), a holding company, announced today its financial results for the second quarter of year 2002. As used herein, "Robomatix" or "Company" refers to Robomatix Technologies Ltd. and its consolidated subsidiaries, unless the context suggests otherwise or when we refer to a specific subsidiary.

Robomatix currently holds, through a wholly owned subsidiary, all of the outstanding share capital of Franz Kalff GmbH, a German company engaged in the business of manufacturing through contractors, marketing and sale of first aid kits primarily for the automotive industry. Additionally, Robomatix holds indirect interests in eLady Ltd., a Japanese Internet commerce portal for women, and direct interests in Leader Tech Ltd., an Israeli company that purchases and invests in companies in the field of venture capital and technology. The Company's principal objective is the acquisition of substantial interests in, and the promotion of, technology-based, Internet, communication and other operating businesses or companies. Robomatix's holdings in non-technology-based companies, such as Franz Kalff, allow it to diversify the Company's business activities and thereby lessen its reliance on any particular industry sector. Due to the current market conditions, the Company's ability to successfully achieve its goals is dependent on its ability to raise or borrow additional funds.

Sales for the second quarter of 2002 were $1.8 million, compared to sales of $3.3 million in the first quarter of 2002 and $1.4 million in the second quarter of 2001. Gross margins for the second quarter of 2002 were 24.6%, compared to 19.9% for the first quarter of 2002 and 24.2% for the second quarter of 2001.

The Company reported a net loss for the second quarter of 2002 of $(0.17) million, or $(0.01) per share. This compares to a net income of $0.19 million, or $0.14 per share in the first quarter of 2002, and a net loss of $(0.11) million, or $(0.01) per share, for the second quarter of 2001.

Sales for the first six months of 2002 were $5.1 million, compared to sales of $5.6 million for the first six months of 2001. Gross margins were 21.5% for the first six months of 2002, and 19.8% for the first six months of 2001. Selling, general and administrative expenses in the first six months of 2002 decreased to $0.97 million from $1.2 million in the first six months of 2001. The Company reported a net income for the first six months of 2002 of $0.03 million, or $0.00 per share, compared to a net loss of $(0.17) million, or $(0.01) per share in the first six months of 2001.

 Forward Looking Statements

Certain statements contained in this press release are forward-looking statements that involve risks and uncertainties. The statements contained herein that are not purely historical are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements deal with the Company's current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms like "believes," "does not believe," "plans," "expects," "intends," "estimates," "anticipates" and other phrases of similar meaning are considered to imply uncertainty and are forward-looking statements.
Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to differ materially from what is currently anticipated. Factors that could cause or contribute to such differences include those discussed from time to time in reports filed by the Company with the Securities and Exchange Commission. The Company cannot guarantee its future results, levels of activity, performance or achievements.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

                                                                                      June 30,             December 31,
                                                                                        2002                   2001
                                                                                     Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                                1,097                   327
Trade receivables (net of allowance for doubtful accounts of $ 56 and  $ 61
at June 30, 2002 and December 31, 2001, respectively)                                    1,402                 1,252
Other accounts receivable and prepaid expenses                                             196                   201
Inventories                                                                              1,421                 2,255
                                                                                        ------                ------

Total current assets                                                                     4,116                 4,035
                                                                                        ------                ------

LONG-TERM INVESTMENTS                                                                    2,903                 2,881
                                                                                        ------                ------

PROPERTY, PLANT AND EQUIPMENT, NET                                                       3,651                 3,494
                                                                                        ------                ------

DEFERRED TAXES                                                                           2,736                 2,516
                                                                                        ------                ------

Total assets                                                                            13,406                12,926
                                                                                        ======                ======

                                                                                      June 30,             December 31,
                                                                                        2002                   2001
                                                                                     Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term banks credit                                                                    -                       319
Current maturities of short-term loan                                                    589                       577
Trade payables                                                                           666                       930
Other accounts payable and accrued expenses                                            1,554                     1,337
                                                                                     -------                   -------

Total current liabilities                                                              2,809                     3,163
                                                                                     -------                   -------

LONG-TERM LIABILITIES:
Long-term loans net of current maturities                                              4,452                     3,936
Accrued severance pay                                                                    532                       477
                                                                                     -------                   -------

                                                                                       4,984                     4,413
                                                                                     -------                   -------

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1.46 par value:
Authorized: 30,000,000 shares at June 30, 2002 and December 31, 2001;
Issued and outstanding: 13,599,626 shares at June 30, 2002 and December
31, 2001                                                                               5,649                     5,649
Additional paid-in capital                                                            29,524                    29,524
Accumulated other comprehensive loss                                                     167                       (69)
Accumulated deficit                                                                  (29,727)                  (29,754)
                                                                                     -------                   -------

                                                                                       5,613                     5,350
                                                                                     -------                   -------

Total liabilities and shareholders' equity                                            13,406                    12,926
                                                                                     =======                   =======

                                                              Six months ended               Three months ended           Year ended
                                                                  June 30,                        June 30,               December 31,
                                                            2002            2001            2002           2001              2001
                                                                                  Unaudited

Sales                                                       5,145        *)    5,640           1,767        *) 1,384        *)  8,226
Cost of sales                                               4,040              4,524           1,333           1,049            6,322
                                                       ----------         ----------      ----------      ----------       ----------

Gross profit                                                1,105              1,116             434             335            1,904
                                                       ----------         ----------      ----------      ----------       ----------

Sales and marketing expenses                                  276        *)      291             147         *)  115         *)   566
General and administrative expenses                           698                894             366             459            1,762
                                                       ----------         ----------      ----------      ----------       ----------

                                                              974              1,185             513             574            2,328
                                                       ----------         ----------      ----------      ----------       ----------

Operating profit (loss)                                       131                (69)            (79)           (239)            (424)
Impairment of long-term investments                             -                  -               -               -           (1,390)
Other income (expenses), net                                  151                132              79             145              362
Financial income (expenses), net                             (172)              (141)           (148)            (78)            (284)
                                                       ----------         ----------      ----------      ----------       ----------

Income (loss) before taxes on income                          110                (78)           (148)           (172)          (1,736)
Taxes on income                                                83                 88              18             (61)              88
                                                       ----------         ----------      ----------      ----------       ----------

Net income (loss)                                              27               (166)           (166)           (111)          (1,824)
                                                       ==========         ==========      ==========      ==========       ==========

Basic and diluted net earnings (loss) per share
(U.S. dollars)                                                  -              (0.01)          (0.01)          (0.01)            0.13
                                                       ==========         ==========      ==========      ==========       ==========
Weighted average number of shares used in
computing basic and diluted earning
(loss) per share                                       13,599,626         13,440,510      13,666,293      13,599,626       13,520,722
                                                       ==========         ==========      ==========      ==========       ==========

Weighted average number of shares used in
computing diluted earnings (loss) per share            13,599,626         13,599,626      13,599,626      13,599,626       13,587,389
                                                       ==========         ==========      ==========      ==========       ==========

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOMATIX TECHNOLOGIES LTD. By:________/s/___________ Zvika Barinboim Chairman of the Board of Directors

Date: December 4, 2002